August 10, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer (Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

Notice Regarding the Stock Purchase of C&A Tool Engineering Inc.
the Precision Machinery Metal Processing Manufacturer in the U.S.A.

MINEBEA MITSUMI Inc. (“MinebeaMitsumi”) hereby announces that MinebeaMitsumi, in coordination with the Development Bank of Japan (“DBJ”), has agreed with the shareholders of C&A Tool Engineering, Inc., a precision machinery metal processing manufacturer (Headquarters located in Churubusco, Indiana, “C&A”), with its products used for medical, aerospace, industrial and fuel systems to acquire all shares of C&A.

The shareholding ratio in this joint investment is 51% for MinebeaMitsumi and 49% for DBJ.

1.	Purpose of the Transaction and the Future Management Policy
MinebeaMitsumi, as its medium-term strategic goal, aims for the net sales of 1 trillion yen or operating income of 100 billion yen for the fiscal year ending March 2021, positions the expansion of the machined components business as one of the important strategies, and endeavors to strengthen the highly-advanced, hard-to-manufacture processing technology in Japan, the U.K. and the United States. In addition, MinebeaMitsumi manufactures the products in Thailand with the aim of reducing manufacturing costs, thereby expanding the production capacity both in Japan and Thailand. Through the acquisition of C&A, we aim to further improve our competitiveness by developing the machined components products and expanding the sales thereof. Please be advised that we do not disclose the acquisition costs of this transaction.

MinebeaMitsumi, centering on New Hampshire Ball Bearing Inc. (“NHBB”), its subsidiary in the United States, in collaboration with myonic GmbH and CEROBEAR GmbH in Germany, has developed the ball bearing markets for aircraft, medical and industrial equipment in the United States as well as the new production technology.

C&A has three manufacturing facilities in Indiana, USA and we expect to generate the following business synergies between C&A and our corporate group through the coordination of our corporate group, C&A’s core business and its precision machinery metal processing technology that our corporate group does not possess.

・	We can expect to expand the sales of ball bearings and other products of our corporate group other than ball bearings in the ever-growing medical device market in the United States in the future.
・
C&A has the advanced manufacturing technology in DMLS (Direct Metal Laser Sintering) (so-called 3D printing technology) and is one of the first enterprises that can provide technical support to the customers when they apply for an approval from the U.S. Food and Drug Administration. As such, we expect to expand the sales of the products through the utilization of DMLS going forward as well as to generate synergies with C&A’s DMLS technology.

By way of cross-sectional (horizontal) expansion of DMLS technology to other business units of our corporate group, we expect to develop the products with superior cost competitiveness.
・
C&A has the highly-advanced precision machinery metal processing technology for hard metal-based processing used in the aerospace industry segment and has expanded the aero engine-related components business in the United States. NHBB has also delivered a great variety of bearing products for the aerospace field in the U.S.A. Therefore, we can diversify our product range and offerings in the aerospace industry and gain competitive advantages in the market by incorporating C&A products.

・	We can also expect to accelerate the entry into the medical field that has been pursued MinebeaMitsumi for some time.

MinebeaMitsumi directly acquires the shares of C&A in this joint investment; however, we intend to build a cooperative structure under the direction of NHBB with the aim of expanding C&A business further in the years to come.

2.	Outline of C&A

(1) Company Name	C&A Tool Engineering, Inc.
(2) Location	4100 North US 33 Churubusco, Indiana 46723
(3) Name of representative	Mr. Richard D. Conrow
(4) Business	a precision machinery metal processing manufacturer for medical, aerospace, industrial and fuel systems
(5) Amount of capital	913 thousand US Dollars
(6) Established in	1969
(7) Major shareholder	Mr. Richard D. Conrow
(8) Relationship with MinebeaMitsumi and C&A	Capital relationship
MinebeaMitsumi has no material capital relationship with the said company, nor is there any material capital relationship between parties and companies affiliated with MinebeaMitsumi and parties and companies affiliated with the said company.

Personnel relationship
MinebeaMitsumi has no material personnel relationship with the said company, nor is there any material personnel relationship between parties and companies affiliated with MinebeaMitsumi and parties and companies affiliated with the said company.

Business relationship
MinebeaMitsumi has no material business relationship with the said company, nor is there any material business relationship between parties and companies affiliated with MinebeaMitsumi and parties and companies affiliated with the said company.

(9) Net sales	73 million US Dollars (for the year ended December 2016)

3.	Schedule
August 10, 2017	Conclusion of the Stock Purchase Agreement
September 2017	Closing (as planned)

The schedule described above is current as of today and is subject to change pending required authorizations and regulatory approvals from relevant authorities in the United States.

4.	The impact on Business Results
The impact of this transaction on our consolidated business results is expected to be minimal.

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